SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

   For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

          For the transition period from ____________________to ____________________

Commission file number 1-12672

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AvalonBay Communities, Inc.

1996 Non-Qualified Employee Stock Purchase Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AvalonBay Communities, Inc.
2900 Eisenhower Ave., Suite 300
Alexandria, VA 22314

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To The Compensation Committee of the Board of Directors
AvalonBay Communities, Inc.
1996 Non-Qualified Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the AvalonBay Communities, Inc. 1996 Non-Qualified Employee Stock Purchase Plan as amended and restated (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 2004 and 2003, and the changes in plan equity for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

McLean, Virginia
March 29, 2005

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	12-31-04	12-31-03
Assets:
Receivable from AvalonBay Communities, Inc.:
Participant contributions	$—	$—
Employer contributions	—	—

Plan equity	$—	$—

See accompanying notes to financial statements.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN PLAN EQUITY

	For the year ended
	12-31-04	12-31-03	12-31-02
Plan equity at the beginning of the year	$—	$—	$—
Additions:
Participant contributions	618,699	491,226	940,359
Employer contributions	410,545	196,759	165,946

Total additions	1,029,244	687,985	1,106,305
Deductions:
Purchase and distribution of common stock to participants	1,029,244	687,985	1,106,305

Plan equity at the end of the year	$—	$—	$—

See accompanying notes to financial statements.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1. The Plan

In October 1996, Bay Apartment Communities, Inc. (“Bay”) adopted the 1996 Non-Qualified Employee Stock Purchase Plan, as amended and restated (the “Plan”). On June 4, 1998, Avalon Properties, Inc. merged with and into Bay, and in connection with such merger Bay was renamed AvalonBay Communities, Inc. (the “Company”). The primary purpose of the Plan is to encourage common stock ownership by eligible directors and associates (the “Participants”) in the belief that such ownership will increase each Participant’s interest in the success of the Company. From January 1, 2002 to January 1, 2003, the Plan provided for one purchase period per year, which began May 1 and ended October 31. Beginning on January 1, 2003, the Plan was amended to provide for one seven-month purchase period beginning on May 1 and ending on November 30. Subsequent to December 31, 2004, the Plan was again amended, to change the purchase period to begin on April 1 and end on October 31. Participants may contribute portions of their compensation during a purchase period and purchase common stock at the end thereof. Participation in the Plan entitles each Participant to purchase the Company’s common stock at 85% of the lesser of the fair market value on the first business day of the applicable purchase period or the last business day of the applicable purchase period.

The Company has reserved 1,000,000 shares of common stock for Participants under the Plan of which 813,514 were available for issuance at December 31, 2004.

Participant Contributions

Full time employees who have completed one month of service with the Company as of the last day of the applicable election period are eligible to participate in the Plan. Part time employees who have worked for the Company at least 1,000 hours during the twelve consecutive months preceding enrollment in the Plan are also eligible to participate. Contributions may be made to the Plan by employees by payroll withholding only. Directors who have completed one month as a member of the Board of Directors are eligible to participate in the Plan by making cash payments at any time during each purchase period. Participants elect to participate in the Plan by completing and submitting an election form to the Company as plan administrator (the “Plan Administrator”).

Employer Contributions

Employer contributions represent the discount or aggregate difference between the market value of the Company’s common stock at the end of a purchase period and the established discounted purchase price.

Distributions

The Company’s transfer agent and registrar issues shares of common stock upon receipt of Participant and Company contributions. The transfer agent and registrar issues stock certificates to a Participant upon his or her written request. Accordingly, all shares purchased under the provisions of the Plan are deemed to be immediately distributed to the Participants. Participants generally may not sell shares they acquire under the Plan until at least six months have elapsed from the date of purchase.

Withdrawals

A Participant may withdraw all or any part of the contributions made during a purchase period by delivering an amended election form to the Plan Administrator on or before the last day of such purchase period. Upon such a withdrawal, the Participant may no longer have amounts withheld from payroll and contributed to the Plan during that purchase period. Participant contributions on the accompanying Statements of Changes in Plan Equity are net of any withdrawals made during the purchase periods shown.

Plan Termination

The Board of Directors of the Company (the “Board”) may terminate this Plan and any purchase period at any time (together with any related contribution elections), provided, however, no such termination shall be retroactive unless the Board determines that applicable law requires a retroactive termination of this Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Expenses

All administrative expenses of the Plan are paid by the Company.

Distributions

Distributions are recorded when common stock has been distributed to Participants.

3. Internal Revenue Service Status

The Plan is not a qualified plan under Section 423(b) of the Internal Revenue Code. Participants are subject to any required tax withholding by the Company on the taxable compensation earned under the Plan. Taxable compensation is determined as the difference between the discounted price paid by the Participant and the average of the high and low market price of the shares on the New York Stock Exchange on the date of purchase.

4. Distributions

The following table summarizes stock purchased and distributed for the respective purchase periods:

Date of purchase	11-30-04	11-30-03	11-01-02
Purchase period end	11-30-04	11-30-03	10-31-02

Participant contributions	$618,699	$491,226	$940,359
Employer contributions	410,545	196,759	165,946

Market value of stock	$1,029,244	$687,985	$1,106,305

Market value of stock purchased and distributed per share	$71.10	$47.80	$37.70

Shares purchased and distributed	14,476	14,393	29,345

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AVALONBAY COMMUNITIES, INC.
1996 NON-QUALIFIED EMPLOYEE
STOCK PURCHASE PLAN

	By:	AvalonBay Communities, Inc.

Dated: March 31, 2005	/s/ Thomas J. Sargeant

Name: Thomas J. Sargeant, Chief Financial Officer